Via Facsimile and U.S. Mail
Mail Stop 4720

June 12, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: **Principal Financial Group, Inc**.
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Filed February 18, 2009
   Definitive Proxy Statement
   Filed on April 8, 2009
   File Number: 001-16725

Dear Mr. Lillis:

   We have reviewed your May 8, 2009 responses to our April 3rd and 27th, 2009 letters and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Derivatives, page 39

1. Refer to your response to prior comment six of our April 3rd letter. Please disclose the amount of your derivative fair values that you obtained from quoted market prices and the fair value amount of over-the-counter instruments obtained by pricing valuation models or broker quotes. In addition, please disclose the dollar amounts of adjustments for your non-performance risk in arriving at the fair value of your derivatives.

Notes to Consolidated Financial Statements
Note 17. Fair Value of Financial Instruments, page 154

2. We acknowledge your response to comment 11 of our April 3rd letter. However, we continue to believe that the information is more beneficial when shown on a gross basis. Please revise your fair value measurement disclosure accordingly or revise your proposed footnote to the table to include the gross amount of the transfers in and transfers out of the Level 3 category.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion & Analysis
Individual Performance Factors, page 26

3. We have reviewed your response to prior comment 1 from our April 27th letter. Although you state in that response and in your proxy statement on page 26, that your Committee made a subjective determination of each Named Executive Officer's performance, you disclose that the Committee took into consideration, among other things, such person's individual goal achievement. In your response you state that you consider "the individual performance factors discussed on page 26 of the proxy statement to be qualitative and subjective," however, some of the individual financial goals on page 26 of your proxy statement appear to be quantitative/objective performance goals. For each Named Executive Officer that received an annual incentive award in 2008, please disclose any specific individual quantitative/objective performance goals that the Committee took into consideration. For example, you disclose on page 26 of your proxy statement "Mr. Houston, Mr. McCaughan and Mr. Sorensen had Operating Earnings goals for their respective businesses that would support achievement of the overall corporate Operating Earnings goal, as well as applicable specific growth goals for sales, revenues, deposits or customers. Mr. McCaughan had specific goals on investment performance related to asset management industry performance rankings." Please disclose each of these quantitative/objective goals and whether the Named Executive Officer met their respective goals. In addition, please confirm that you have disclosed a complete description of all qualitative and subjective individual goals that the Committee took into consideration when it made its subjective determination to award the annual incentive awards in 2008.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Terrance J. Lillis
Principal Financial Group, Inc.
June 12, 2009
Page 3

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment three. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant